CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Capped Leveraged Index Return Notes® Linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, due November 28, 2012	3,086,671	$10	$30,866,710	$2,200.80

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-158663

The LIRNs are being offered by Bank of America Corporation (“BAC”). The LIRNs will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the LIRNs involves a number of risks. There are important differences between the LIRNs and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page S-10 of product supplement LIRN-2. LIRNs:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$30,859,570.00
Underwriting discount (1)	$0.20	$610,194.20
Proceeds, before expenses, to Bank of America Corporation	$9.80	$30,249,375.80

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively. The public offering price and underwriting discount for an aggregate of 35,700 units purchased by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.80 per unit and $0.00 per unit, respectively.

Merrill Lynch & Co.

November 24, 2010

3,086,671 Units

Capped Leveraged Index Return Notes®

Linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return,

due November 28, 2012

$10 principal amount per unit

Term Sheet No. 499

Pricing Date November 23, 2010

Settlement Date December 1, 2010

Maturity Date November 28, 2012

CUSIP No. 06052R328

Capped Leveraged Index Return Notes®

200% leveraged upside exposure to increases in the level of the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return (the “Index”), subject to a cap of 25.20%

1-to-1 downside exposure to decreases in the level of the Index in excess of the Threshold Value, with up to 90% of the principal amount at risk

A maturity of approximately two years

Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

STRUCTURED INVESTMENTS

PRINCIPAL PRODUCTION

ENHANCED INCOME

MARKET PARTICIPATION

ENHANCED PARTICIPATION

Summary

The Capped Leveraged Index Return Notes® Linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, due November 28, 2012 (the “LIRNs”) are our senior unsecured debt securities. The LIRNs are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The LIRNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the LIRNs, including any repayment of principal, will be subject to the credit risk of BAC. The LIRNs provide a leveraged return for investors, subject to a cap, if the level of the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return (the “Index”) increases moderately from the Starting Value of the Index, determined on the pricing date, to the Ending Value of the Index, determined on a calculation day shortly before the maturity date. Investors must be willing to forgo interest payments on the LIRNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement LIRN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the LIRNs

Issuer:	Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately two years
Market Measure:	Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return (Bloomberg symbol: “DJUBSAG”)
Starting Value:

78.4275; on the pricing date, a Market Disruption Event occurred with respect to the Index, because the exchange published settlement price for the cotton contract included in the Index was a “limit price.” As a result, the calculation agent determined the Starting Value as described in product supplement LIRN-2 under the caption “Description of LIRNs—Market Disruption Events—Commodity-Based Market Measures.” The calculation agent determined the Starting Value of 78.4275 on November 24, 2010 based on the Initial Market Measure Value of 78.1559 on the pricing date, as adjusted on the basis of the exchange published settlement price of the cotton contract on November 24, 2010.

Ending Value:

The closing level of the Index on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled calculation day, the Ending Value will be determined as more fully described beginning on page S-25 of product supplement LIRN-2.

Threshold Value:	70.5848 (90% of the Starting Value, rounded to four decimal places)
Capped Value:	$12.52 per unit of the LIRNs, which represents a return of 25.20% over the Original Offering Price.
Participation Rate:	200%
Downside Leverage Factor:	100%
Calculation Day:	November 20, 2012
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the LIRNs

On the maturity date, you will receive a cash payment per unit (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the LIRNs at maturity, based upon the Participation Rate of 200%, the Threshold Value equal to 90% of the Starting Value, and the Capped Value of $12.52 (a 25.20% return). The green line reflects the hypothetical returns on the LIRNs, while the dotted grey line reflects the hypothetical returns of a direct investment in the components of the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are four examples of hypothetical Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Participation Rate of 200%, the Downside Leverage Factor of 100%, the Starting Value of 78.4275, the Threshold Value of 70.5848 (90% of the Starting Value), and the Capped Value of $12.52 (per unit).

Example 1—The hypothetical Ending Value is 70% of the Starting Value and is less than the Threshold Value:

Starting Value:	78.4275
Hypothetical Ending Value:	54.8993
Threshold Value:	70.5848

$10 –	[	$10 ×	(70.5848 – 54.8993)	× 100%	]	= $8.00
78.4275

Hypothetical Redemption Amount (per unit) = $8.00

Example 2—The hypothetical Ending Value is 97% of the Starting Value and is greater than the Threshold Value:

Starting Value:	78.4275
Hypothetical Ending Value:	76.0747
Threshold Value:	70.5848

Hypothetical Redemption Amount (per unit) = $10.00

If the Ending Value is less than or equal to the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount will equal the Original Offering Price.

Example 3—The hypothetical Ending Value is 104% of the Starting Value:

Starting Value:	78.4275
Hypothetical Ending Value:	81.5646

$10 +	[	$10 × 200% ×	(81.5646 – 78.4275	)]	= $10.80
78.4275

Hypothetical Redemption Amount (per unit) = $10.80

Example 4—The hypothetical Ending Value is 150% of the Starting Value:

Starting Value:	78.4275
Hypothetical Ending Value:	117.6413

$10 +	[	$10 × 200% ×	(117.6413 – 78.4275	)]	= $20.00
78.4275

Hypothetical Redemption Amount (per unit) = $12.52         (The Redemption Amount cannot be greater than the Capped Value.)

The following table illustrates, for the Starting Value of 78.4275, the Threshold Value of 70.5848 (90% of the Starting Value), and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the LIRNs (rounded to two decimal places); and
▪	the hypothetical total rate of return to holders of the LIRNs.

The table below is based on the Participation Rate of 200%, the Downside Leverage Factor of 100%, and the Capped Value of $12.52 (per unit).

Hypothetical Ending Value	Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the LIRNs
39.2138	-50.00%	$6.00	-40.00%
47.0565	-40.00%	$7.00	-30.00%
54.8993	-30.00%	$8.00	-20.00%
62.7420	-20.00%	$9.00	-10.00%
70.5848(1)	-10.00%	$10.00	0.00%
74.5061	-5.00%	$10.00	0.00%
76.8590	-2.00%	$10.00	0.00%
78.4275(2)	0.00%	$10.00	0.00%
79.9961	2.00%	$10.40	4.00%
81.5646	4.00%	$10.80	8.00%
86.2703	10.00%	$12.00	20.00%
94.1130	20.00%	$12.52(3)	25.20%
101.9558	30.00%	$12.52	25.20%
109.7985	40.00%	$12.52	25.20%
117.6413	50.00%	$12.52	25.20%

(1)	This is the Threshold Value.

(2)	This is the Starting Value.

(3)	The Redemption Amount per unit of the LIRNs cannot exceed the Capped Value of $12.52.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value and the term of your investment.

Risk Factors

There are important differences between the LIRNs and a conventional debt security. An investment in the LIRNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the LIRNs in the “Risk Factors” sections beginning on page S-10 of product supplement LIRN-2 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in the Index or its components.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the LIRNs while providing the selling agent with compensation for its services, we have considered the costs of developing, hedging, and distributing the LIRNs.

▪	A trading market is not expected to develop for the LIRNs. MLPF&S is not obligated to make a market for, or to repurchase, the LIRNs.

▪	The Redemption Amount will not be affected by all developments relating to the Index.

▪

CME Group Index Services LLC (“CME Indexes”) and UBS Securities LLC (“UBS Securities”) may adjust the Index in a way that affects its level, and CME Indexes and UBS Securities have no obligation to consider your interests.

▪	Ownership of the LIRNs will not entitle you to any rights with respect to any futures contracts or commodities included in or tracked by the Index.

▪

If you attempt to sell the LIRNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the Original Offering Price.

▪	Payments on the LIRNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the LIRNs.

▪	The prices of the Index Components or the Index Commodities (each as defined below) may change unpredictably, affecting the value of the LIRNs in unforeseeable ways.

▪	Suspensions or disruptions of market trading in the Index Components or the Index Commodities may adversely affect the value of the LIRNs.

▪	The LIRNs will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	The Index includes futures contracts traded on foreign exchanges that may be less regulated than U.S. markets.

▪	Purchases and sales by us and our affiliates of futures contracts included in the Index may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the LIRNs and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the LIRNs are uncertain, and may be adverse to a holder of the LIRNs. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-2.

Additional Risk Factors

The Index tracks commodity futures contracts and does not track the spot prices of the Index Commodities.

The Index is composed of exchange-traded futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The LIRNs are linked to the Index and not to the spot prices of the Index Commodities and an investment in the LIRNs is not the same as buying and holding the Index Commodities. While price movements in the futures contracts included in the Index may correlate with changes in the underlying physical commodities’ spot prices, the correlation will not be perfect and price movements in the spot market for those commodities may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot prices of the Index Commodities may not result in an increase in the prices for the futures contracts included in the Index or the level of the Index. The prices for those futures contracts and the level of the Index may decrease while the spot prices of the Index Commodities remain stable or increase, or do not decrease to the same extent.

Higher future prices of the Index Commodities relative to their current prices may decrease the Redemption Amount and the value of the LIRNs.

In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” Specifically, during the specified “roll period” each month, the level of the Index is calculated as if the near-dated futures contracts are sold and the proceeds from those sales are used to purchase longer-dated futures contracts of equivalent value. Differences in the prices between the contracts that are sold and the new contracts for more distant delivery that are purchased are called “roll yield.” See “The Index—The Dow Jones-UBS Commodity IndexSM—General.”

If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices for the exchange-traded futures contracts are lower in the distant delivery months than in the nearer delivery months, the sale of the near-dated contracts would take place at prices that are higher than the purchase prices of the longer-dated contracts, creating a positive “roll yield.” This would result in a greater quantity of futures contracts being purchased for the same value. There is no indication that the markets for the Index Commodities will consistently be in backwardation or that there will be positive roll yield in the future performance of the Index. Instead, the markets for the Index Commodities may trade in “contango.” Contango markets are those in which the prices for the futures contracts are higher in the distant delivery months than in the nearer delivery months. In this case, the sale of the near-dated contracts would take place at prices that are lower than the purchase prices of the longer-dated contracts, creating negative roll yield and resulting in a smaller quantity of futures contracts being purchased for the same value. During some periods, some or all of the Index Commodities have historically traded in contango markets. Holding other factors constant, the presence of contango in the markets for the Index Commodities could result in negative roll yield, which could decrease the level of the Index, the Redemption Amount, and the value of the LIRNs.

The LIRNs include the risk of concentrated positions in the agriculture sector.

Because the physical commodities underlying the exchange-traded futures contracts included in the Index are heavily concentrated in a single sector, agriculture, an investment in the LIRNs may therefore carry risks similar to a concentrated investment in the agriculture sector, and will be less diversified than securities linked to broader range of commodities. Market prices for the futures contracts included in the Index and the underlying agricultural physical commodities may fluctuate rapidly based on numerous factors, including changes in supply and demand, floods, drought and freezing conditions, government policies and actions, and planting decisions. In addition, technological advances could lead to increases in worldwide production of agricultural commodities and corresponding decreases in the prices of those commodities. These factors may adversely affect the level of the Index, and therefore, the value of the LIRNs.

Trading and other transactions by UBS AG (“UBS”), UBS Securities, and their affiliates in the futures contracts comprising the Index and the underlying commodities may affect the level of the Index.

UBS, UBS Securities, and their affiliates actively trade futures contracts and options on futures contracts on the Index Commodities. UBS, UBS Securities, and their affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of the Index Commodities or are linked to the performance of the Index. Certain of UBS’s or UBS Securities’s affiliates may underwrite or issue other securities or financial instruments linked to the Index and related indices, and CME Indexes and UBS Securities and certain of their affiliates may license the Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the Index. For instance, a market-maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase or selling activity in the underlying Index Components in order to hedge the market-maker’s position in the financial instrument may affect the market price of the futures contracts included in the Index, which in turn may affect the level of the Index. With respect to any of the activities described above, none of UBS, UBS Securities, CME Indexes, Dow Jones, or their respective affiliates has any obligation to take the needs of any buyers, sellers, or holders of the LIRNs into consideration at any time.

Risks associated with the Index may adversely affect the market price of the LIRNs.

The annual composition of the Index will be calculated in reliance upon historic price, liquidity, and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. CME Indexes and UBS Securities may not discover every discrepancy and any discrepancies that require revision will not be applied retroactively. These discrepancies may adversely affect the level of the Index and the market price of the LIRNs.

The LIRNs are linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return and not the Dow Jones-UBS Agriculture Sub-IndexSM – Total Return.

The Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return reflects returns that are potentially available through an unleveraged investment in the applicable Index futures. In contrast, the Dow Jones-UBS Agriculture Sub-IndexSM – Total Return is a total return index which, in addition to reflecting the same returns of the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, also reflects interest that could be earned on cash collateral invested in three–month U.S. Treasury bills. Because the LIRNs are linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return and not the Dow Jones-UBS Agriculture Sub-IndexSM – Total Return, the Redemption Amount will not reflect this total return feature.

Investor Considerations

You may wish to consider an investment in the LIRNs if:

▪	You anticipate that the level of the Index will increase moderately from the Starting Value to the Ending Value.

▪	You accept that your investment will result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

▪	You accept that the return on the LIRNs will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the LIRNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index with no expectation of any rights with respect to any of the commodities or futures contracts included in or tracked by the Index.

▪

You are willing to accept that a trading market is not expected to develop for the LIRNs. You understand that secondary market prices for the LIRNs, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the LIRNs.

The LIRNs may not be an appropriate investment for you if:

▪

You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value or that the level of the Index will not increase sufficiently over the term of the LIRNs to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at 25.20% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want to have rights with respect to the commodities and futures contracts included in or tracked by the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the LIRNs prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the LIRNs.

Other Provisions

We will deliver the LIRNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the LIRNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the LIRNs, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agent in the distribution of the LIRNs. Accordingly, offerings of the LIRNs will conform to the requirements of NASD Rule 2720. Under our distribution agreement with MLPF&S, MLPF&S will purchase the LIRNs from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. MLPF&S will not receive an underwriting discount for LIRNs sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. In the original offering of the LIRNs, the LIRNs will be sold in minimum investment amounts of 100 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the LIRNs but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components have been derived from publicly available sources. The information reflects the policies of CME Indexes and UBS Securities as stated in those sources, and these policies are subject to change at the discretion of CME Indexes and UBS Securities. CME Indexes and UBS Securities have no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of CME Indexes and UBS Securities discontinuing publication of the Index are discussed in the section “Description of LIRNs—Discontinuance of a Market Measure” on page S-30 of product supplement LIRN-2. None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

“Dow Jones®,” “DJ,” “UBS,” “Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return,” “Dow Jones-UBS Commodity IndexSM – Excess Return,” and “DJ-UBSCISM” are service marks of Dow Jones Trademark Holdings, LLC and UBS, as the case may be, and have been licensed for use by us for certain purposes. The LIRNs are not sponsored, endorsed, sold, or promoted by CME Indexes, Dow Jones & Company, Inc. (“Dow Jones”), UBS, UBS Securities, or any of their respective subsidiaries or affiliates, and none of these entities or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in the LIRNs.

The Index is a sub-index of the Dow Jones-UBS Commodity IndexSM – Excess Return and measures the performance of an investment in certain agriculture-related futures contracts over time. The Index is a proprietary index established on July 7, 2005 to provide a benchmark for agriculture-related commodities investments. The Index is currently comprised of futures contracts (the “Index Components”) on seven agriculture-related physical commodities: soybeans, corn, wheat, sugar, coffee, soybean oil, and cotton (the “Index Commodities”). The Index Commodities currently trade on U.S. exchanges.

The target weights for 2010 for the Index Commodities are as follows:

Index Commodity	Weighting as of October 29, 2010
Soybeans	24.27%
Corn	25.17%
Wheat	15.40%
Soybean Oil	9.38%
Coffee	9.36%
Cotton	8.75%
Sugar	7.66%

The Index is calculated using the same methodology as the Dow Jones-UBS Commodity IndexSM – Excess Return. However, the Index only references the Index Commodities and their respective weightings in the Index. The Dow Jones-UBS Commodity IndexSM is described more fully below.

The Dow Jones-UBS Commodity IndexSM

Acquisition by UBS Securities and CME Indexes Joint Venture

In May 2009, UBS Securities completed its previously announced acquisition of AIG’s commodity index business, at which time UBS Securities and Dow Jones entered into a joint marketing agreement to market the Dow Jones-UBS Commodity IndexSM. Dow Jones indicated that the Dow Jones-UBS Commodity IndexSM – Excess Return will have an identical methodology as the Dow Jones-AIG Commodity IndexSM – Excess Return, and would take the same form and format as the Dow Jones-AIG Commodity IndexSM – Excess Return. Dow Jones subsequently assigned all of its interests in the joint marketing agreement to CME Indexes. In March 2010, CME Group Inc. and Dow Jones launched CME Indexes, a joint venture company, which is 90% owned by CME Group Inc. and 10% owned by Dow Jones. The Dow Jones-UBS Commodity IndexSM is calculated and published by Dow Jones Indexes, the marketing name for CME Indexes, in conjunction with UBS Securities.

General

The DJ-UBS Commodity Index is a proprietary index that provides a benchmark for commodities investments. The DJ-UBS Commodity Index was established on July 14, 1998. The 23 physical commodities that are eligible for inclusion in the DJ-UBS Commodity Index are as follows: aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat, and zinc. The 19 commodities selected for 2010 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat, and zinc. The DJ-UBS Commodity Index commodities currently trade on United States exchanges, with the exception of aluminum, nickel, and zinc, which trade on the London Metals Exchange (the “LME”). The designated futures contracts for the DJ-UBS Commodity Index are set forth below in the section entitled “—Designated Contacts for Each DJ-UBS Commodity Index Commodity.” The actual DJ-UBS Commodity Index commodities included in the DJ-UBS Commodity Index are set forth below in the section “—Annual Reweighting and Rebalancing of the DJ-UBS Commodity Index.”

The DJ-UBS Commodity Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and longer-dated futures contracts on those physical commodities must be purchased. An investor with a rolling futures position is able to maintain an investment position in the underlying physical commodities without receiving delivery of those commodities. During the “roll period,” which occurs over five DJ-UBS Business Days (as defined below) each month, the calculation of the DJ-UBS Commodity Index is gradually shifted from the use of the nearby dated futures contracts included in the DJ-UBS Commodity Index to longer-dated futures contracts (at a rate of 20% per DJ-UBS Business Day during the roll period). At the end of the roll period, the longer-dated futures contracts are used to calculate the DJ-UBS Commodity Index until the next roll period.

The methodology for determining the composition and weighting of the DJ-UBS Commodity Index and for calculating its level is subject to modification by CME Indexes and UBS Securities at any time.

A “DJ-UBS Business Day” means a day on which the sum of the Commodity Index Percentages (as described below under “—Annual Reweighting and Rebalancing of the DJ-UBS Commodity Index”) for those DJ-UBS Commodity Index commodities that are open for trading is greater than 50%.

The DJ-UBS Commodity Index is computed on the basis of hypothetical investments in the futures contracts for the basket of commodities included in the DJ-UBS Commodity Index. The DJ-UBS Commodity Index was created using the following four main principles:

Economic Significance: To achieve a fair representation of a diversified group of commodities to the world economy, the DJ-UBS Commodity Index uses both liquidity data and U.S. dollar-weighted production data in determining the relative quantities of included commodities. The DJ-UBS Commodity Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The DJ-UBS Commodity Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

Diversification: In order to provide diversified exposure to commodities as an asset class and to avoid disproportionate weighting in any one commodity or sector, diversification rules have been established, which are applied annually. In addition, the DJ-UBS Commodity Index is rebalanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

Continuity: The DJ-UBS Commodity Index is intended to provide a stable benchmark, so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the DJ-UBS Commodity Index.

Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the DJ-UBS Commodity Index can accommodate substantial investment flows.

Designated Contracts for Each DJ-UBS Commodity Index Commodity

A futures contract known as a Designated Contract is selected by UBS Securities as the reference contract for each DJ-UBS Commodity Index commodity. With the exception of several LME contracts, where UBS Securities believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for a DJ-UBS Commodity Index commodity, UBS Securities has historically selected the futures contract that is traded in North America and denominated in U.S. dollars. If more than one of those contracts exists, UBS Securities has selected the most actively traded contract. Data concerning the Designated Contract will be used to calculate the DJ-UBS Commodity Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a Designated Contract is terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the DJ-UBS Commodity Index commodities eligible for inclusion in the DJ-UBS Commodity Index are traded on the Chicago Board of Trade (“CBOT”), the LME, the Chicago Mercantile Exchange (“CME”), the New York Board of Trade (“NYBOT”), the Commodities Exchange (the “COMEX”) and the New York Mercantile Exchange (the “NYMEX”), and are as follows:

DJ-UBS Commodity Index Commodity	Designated Contract and Price Quote	Current Weightings of Designated Contracts (1)	Exchange	Units
Aluminum	High Grade Primary Aluminum $/metric ton	5.05%	LME	25 metric tons
Coffee	Coffee “C” cents/pound	3.37%	NYBOT	37,500 lbs
Copper (2)	Copper cents/pound	7.55%	COMEX	25,000 lbs
Corn	Corn cents/bushel	8.46%	CBOT	5,000 bushels
Cotton	Cotton cents/pound	2.88%	NYBOT	50,000 lbs
Crude Oil	Light, Sweet Crude Oil $/barrel	12.99%	NYMEX	1,000 barrels
Gold	Gold $/troy oz.	9.94%	COMEX	100 troy oz.
Heating Oil	Heating Oil cents/gallon	3.44%	NYMEX	42,000 gallons
Lean Hogs	Lean Hogs cents/pound	2.19%	CME	40,000 lbs
Live Cattle	Live Cattle cents/pound	3.93%	CME	40,000 lbs
Natural Gas	Henry Hub Natural Gas $/mmbtu	7.92%	NYMEX	10,000 mmbtu
Nickel	Primary Nickel $/metric ton	2.59%	LME	6 metric tons
Silver	Silver cents/troy oz.	4.45%	COMEX	5,000 troy oz.
Soybeans	Soybeans cents/bushel	8.70%	CBOT	5,000 bushels
Soybean Oil	Soybean Oil cents/pound	3.38%	CBOT	60,000 lbs

Sugar	World Sugar No. 11 cents/pound	2.60%	NYBOT	112,000 lbs
Unleaded Gasoline (RBOB)	Reformulated Blendstock for Oxygen Blending cents/gallon	3.19%	NYMEX	42,000 gallons
Wheat	Wheat cents/bushel	5.20%	CBOT	5,000 bushels
Zinc	Special High Grade Zinc $/metric ton	2.21%	LME	25 metric tons

(1)	Reflects the approximate weightings as of November 24, 2010 of the nineteen commodities currently included in the DJ-UBS Commodity Index.

(2)	The DJ-UBS Commodity Index uses the high grade copper contract traded on the COMEX Division of the NYMEX as the Designated Contract for Copper, but uses COMEX prices for this Designated Contact and the LME copper contract volume data for purposes of calculating the DJ-UBS Commodity Index.

Commodity Groups

For purposes of applying the diversification rules discussed herein, each of the eligible DJ-UBS Commodity Index commodities are assigned to “Commodity Groups.” The Commodity Groups, the commodities of each and the index weighting of each Commodity Group as of November 24, 2010 are as follows:

Commodity Group:	Commodities:	DJ-UBS Commodity Index Weighting by Commodity Group as of November 24, 2010:
Energy	Crude Oil Heating Oil Natural Gas Unleaded Gasoline (RBOB)	27.54%

Grains	Corn Soybeans Soybean Oil Wheat	25.74%

Softs	Coffee Cotton Sugar	8.85%

Industrial Metals	Aluminum Copper Nickel Zinc	17.40%

Livestock	Lean Hogs Live Cattle	6.12%

Precious Metals	Gold Silver	14.39%

(1)	Reflects the rounded weightings of the six Commodity Groups currently included in the DJ-UBS Commodity Index.

DJ-UBS Commodity Index Multipliers

The following is a list of the DJ-UBS Commodity Index commodities included in the DJ-UBS Commodity Index for 2010, as well as their respective Commodity Index Multipliers for 2010:

DJ-UBS Commodity Index Commodity	2010 Dow Jones-UBS Commodity Index Multiplier
Aluminum	0.093313250
Coffee	67.555931980
Copper	83.345322150
Corn	63.498345270
Cotton	102.561827940
Crude Oil	6.442287900
Gold	0.300577400
Heating Oil	61.015933090
Lean Hogs	117.133907830
Live Cattle	154.592562100

DJ-UBS Commodity Index Commodity	2010 Dow Jones-UBS Commodity Index Multiplier
Natural Gas	75.018285140
Nickel	0.004797660
Silver	6.697330510
Soybeans	28.826366550
Soybean Oil	277.428364950
Sugar	386.182946930
Unleaded Gasoline	61.351716560
Wheat	31.528769180
Zinc	0.043403840

DJ-UBS Commodity Index Supervisory and Advisory Committees

CME Indexes and UBS Securities have established a two-tier oversight structure comprised of a supervisory committee (the “Supervisory Committee”) and an advisory committee (the “Advisory Committee”) in order to expand the breadth of input into the decision-making process while also providing a mechanism for more rapid reaction to market disruptions and extraordinary changes in market conditions. The Supervisory Committee is comprised of three members, two of whom are appointed by UBS Securities and one of whom is appointed by CME Indexes, and will make all final decisions relating to the DJ-UBS Commodity Index with the advice and recommendations of the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities. Both the Supervisory and Advisory Committees meet annually in June or July to consider any changes to be made to the DJ-UBS Commodity Index for the coming year. These committees may also meet at such other times as may be necessary for purposes of their respective responsibilities in connection to the oversight of the DJ-UBS Commodity Index.

Annual Reweighting and Rebalancing of the DJ-UBS Commodity Index

The DJ-UBS Commodity Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings will be determined each year in June or July by the Supervisory Committee. The recalculation of the composition of the DJ-UBS Commodity Index will be determined each year in June by UBS Securities under the supervision of the Supervisory Committee, and such determination will be reviewed by the Supervisory and Advisory Committees at their June or July meeting. Once approved by the Supervisory Committee, the new composition of the DJ-UBS Commodity Index is announced in July or August following that meeting, and takes effect in the month of January immediately following that announcement.

Each June, for each commodity designated for potential inclusion in the DJ-UBS Commodity Index, liquidity is measured by the commodity liquidity percentage (the “CLP”) and production is measured by the commodity production percentage (the “CPP”). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic U.S. dollar value of the Designated Contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the DJ-UBS Commodity Index. The CPP is determined for each commodity by taking a five-year average of production figures, adjusted by the historic U.S. dollar value of the Designated Contract, and dividing the result by the sum of such products for all the commodities which were designated for potential inclusion in the DJ-UBS Commodity Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (the “CIP”) for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the DJ-UBS Commodity Index and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the DJ-UBS Commodity Index, the following diversification rules are applied to the annual reweighting and rebalancing of the DJ-UBS Commodity Index as of January of the applicable year:

•	No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the DJ-UBS Commodity Index;

•	No single commodity may constitute more than 15% of the DJ-UBS Commodity Index;

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the DJ-UBS Commodity Index; and

•	No single commodity in the DJ-UBS Commodity Index (e.g., natural gas or silver) may constitute less than 2% of the DJ-UBS Commodity Index.

Following the annual reweighting and rebalancing of the DJ-UBS Commodity Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentage set forth above.

Following application of the diversification rules discussed above, the CIPs are incorporated into the DJ-UBS Commodity Index by calculating the new unit weights for each DJ-UBS Commodity Index commodity. On the fourth Business Day of the month of January following the calculation of the CIPs, the CIPs are combined with the settlement prices of all of the commodities to be included in the DJ-UBS Commodity Index for such day to create the Commodity Index Multiplier (the “CIM”) for each of the commodities. These CIMs remain in effect throughout the ensuing year. As a result, the observed price percentage of each commodity included in the DJ-UBS Commodity Index will float throughout the year until the CIMs are reset the following year based on new CIPs.

Computation of the DJ-UBS Commodity Index

The DJ-UBS Commodity Index is calculated by CME Indexes, in conjunction with UBS Securities, by applying the impact of the changes to the prices of the DJ-UBS Commodity Index components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the DJ-UBS Commodity Index is a mathematical process whereby the CIMs for the commodities included in the DJ-UBS Commodity Index components are multiplied by the prices for those components. These products are then summed. The daily percentage change in this sum is then applied to the prior day’s level of the DJ-UBS Commodity Index to calculate the current level of the DJ-UBS Commodity Index.

The following graph sets forth the monthly historical performance of the Index in the period from January 2005 through October 2010. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the LIRNs may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the LIRNs. On the pricing date, the closing level of the Index, adjusted as described on page TS-2 above, was 78.4275.

Before investing in the LIRNs, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

We have entered into a non-exclusive license agreement with CME Indexes and UBS Securities licensing to us and to certain of our affiliated or subsidiary companies, in exchange for a fee, the right to use the Index, which is owned and published by CME Indexes and UBS Securities, in connection with certain products, including the LIRNs.

The license agreement provides that the following language must be set forth in this term sheet:

The LIRNs are not sponsored, endorsed, sold, or promoted by CME Indexes, Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates. None of CME Indexes, Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the LIRNs or any member of the public regarding the advisability of investing in securities or commodities generally or in the LIRNs particularly. The only relationship of CME Indexes, Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates to us is the licensing of certain trademarks, trade names, and service marks and of the Index which is determined, composed, and calculated by CME Indexes in conjunction with UBS Securities without regard to us or the LIRNs. CME Indexes and UBS Securities have no obligation to take our needs or the needs of the owners of the LIRNs into consideration in determining, composing, or calculating the Index. None of CME Indexes, Dow Jones, UBS, UBS Securities, or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the LIRNs to be issued or in the determination or calculation of the equation by which the LIRNs are to be converted into cash. None of CME Indexes, Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to the holders of the LIRNs, in connection with the administration, marketing, or trading of the LIRNs. Notwithstanding the foregoing, UBS Securities and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the LIRNs, but which may be similar to and competitive with the LIRNs. In addition, UBS, UBS Securities, and their subsidiaries and affiliates actively trade commodities, commodity indexes, and commodity futures (including the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return and Dow Jones-UBS Agriculture Sub-IndexSM – Total Return), as well as swaps, options, and derivatives which are linked to the performance of such commodities, commodity indexes, and commodity futures. It is possible that this trading activity will affect the level of the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return and the value of the LIRNs.

This term sheet relates only to the LIRNs and does not relate to the exchange-traded physical commodities underlying any of the Index components. Purchasers of the LIRNs should not conclude that the inclusion of a futures contract in the Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by CME Indexes, Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates. The information in this term sheet regarding the Index components has been derived solely from publicly available documents. None of CME Indexes, Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Index components in connection with the LIRNs. None of CME Indexes, Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF CME INDEXES, DOW JONES, UBS, UBS SECURITIES, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND NONE OF CME INDEXES, DOW JONES, UBS, UBS SECURITIES, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF CME INDEXES, DOW JONES, UBS, UBS SECURITIES, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE LIRNS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. NONE OF CME INDEXES, DOW JONES, UBS, UBS SECURITIES, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL CME INDEXES, DOW JONES, UBS, UBS SECURITIES, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL, OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG CME INDEXES, DOW JONES, UBS, UBS SECURITIES, AND US.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the LIRNs, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the LIRNs for all tax purposes as a single financial contract with respect to the Index that requires you to pay us at inception an amount equal to the purchase price of the LIRNs and that entitles you to receive at maturity an amount in cash based upon the performance of the Index.

•

Under this characterization and tax treatment of the LIRNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the LIRNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the LIRNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the LIRNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-2, which you should carefully review prior to investing in the LIRNs.

General.    Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the LIRNs, we intend to treat the LIRNs for all tax purposes as a single financial contract with respect to the Index that requires the investor to pay us at inception an amount equal to the purchase price of the LIRNs and that entitles the investor to receive at maturity an amount in cash based upon the performance of the Index. Under the terms of the LIRNs, we and every investor in the LIRNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the LIRNs as described in the preceding sentence. This discussion assumes that the LIRNs constitute a single financial contract with respect to the Index for U.S. federal income tax purposes. If the LIRNs did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the LIRNs.

This characterization of the LIRNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the LIRNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the LIRNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement LIRN-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the LIRNs, including possible alternative characterizations.

Settlement at Maturity or Sale or Exchange Prior to Maturity.    Assuming that the LIRNs are properly characterized and treated as single financial contracts with respect to the Index for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the LIRNs prior to maturity, a U.S. Holder (as defined on page S-36 of product supplement LIRN-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the LIRNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the LIRNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes.    From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the LIRNs. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the LIRNs. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the LIRNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the LIRNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the LIRNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the LIRNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the LIRNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-2.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the LIRNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The LIRNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LIRN-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003415/g18702p2e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the LIRNs, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“Leveraged Index Return Notes®” and “LIRNs®” are our registered service marks.